UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 12, 2026

Commission File Number: 001-42438

COINCHECK GROUP N.V.

(Translation of registrant’s name into English)

Nieuwezijds Voorburgwal 162

1012 SJ Amsterdam

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Coincheck Group N.V. (“Coincheck Group”) is providing the below updates:

1.	On May 12, 2026, Coincheck Group issued a press release announcing its financial results for its fourth quarter and full fiscal year ended March 31, 2026, which is furnished as Exhibit 99.1 to this report.

2.	On May 12, 2026, Coincheck Group issued a press release announcing its Share Subscription and Investor Rights Agreement and Registration Rights Agreement with KDDI (the transactions contemplated therein, the “Transactions”), which is furnished as Exhibit 99.2 to this report. The Share Subscription and Investor Rights Agreement and Registration Rights Agreement are furnished as Exhibit 99.3 and Exhibit 99.4, respectively.

3.	The contents hereof (which will also include links to Exhibits 99.3 and 99.4 to this report) will be posted to Coincheck Group’s website (https://www.coincheckgroup.com/). On May 12, 2026, Coincheck Group also posted on its website a presentation regarding its business and business strategy (the “Presentation”); see “Presentations” under “News & Events.” Coincheck Group uses its website to distribute company information, and makes available free of charge a variety of information for investors, including its filings with the Securities and Exchange Commission (“SEC”), as soon as reasonably practicable after electronically filing that material with, or furnishing it to, the SEC. The information that Coincheck Group posts on its website may be deemed material; however, by filing this report, and furnishing the information on its website, Coincheck Group makes no admission as to the materiality of any such information. Investors should monitor Coincheck Group’s website, in addition to following its press releases, filings with the SEC, and public conference calls and webcasts. In addition, investors may opt in to automatically receive email alerts and other information about Coincheck Group when enrolling their email address by visiting the “Email Alerts” section of the Coincheck Group website. Coincheck Group does not incorporate the information contained on, or accessible through, Coincheck Group’s website or related social media channels into this report. The information contained in the Presentation is not intended to be comprehensive about the subject matter it covers, and should be read only as a supplement to Coincheck Group’s public disclosures and in conjunction with Coincheck Group’s other filings made with the SEC, in particular Coincheck Group’s most recent Annual Report on Form 20-F and more recent reports on Form 6-K. The Presentation contains “forward-looking statements” and important information about such forward-looking statements (which should be read carefully before reading the rest of the Presentation), and you are cautioned not to place undue reliance on these forward-looking statements.

4.	On May 12, 2026, Monex Group, Inc. (“Monex”), a Japanese corporation listed on the Tokyo Stock Exchange, and the controlling shareholder of Coincheck Group, released its financial results for the fourth quarter and full fiscal year ended March 31, 2026. Monex’s update includes certain information related to Coincheck Group, which is denoted as “Crypto Asset Business Segment,” “Coincheck, Inc.,” “Coincheck Group N.V.” and “Coincheck.” The results are publicly available at https://www.monexgroup.jp/en/investor.html, where Monex has posted a Consolidated Financial Summary, Presentation Materials, and a DATABOOK. The aforementioned information relates to Monex on a consolidated basis, which includes certain segment data related to Coincheck Group, in addition to data for other segments that are not related to the results of Coincheck Group. Such information should not be viewed as a substitute for the earnings information for the fourth quarter and full fiscal year ended March 31, 2026 that Coincheck Group is publishing as Exhibit 99.1. The results published by Monex present only limited metrics related to Coincheck Group and are based on different accounting standards and presentation styles as compared to the standards and formatting utilized by Coincheck Group. Furthermore, the Monex results are designed to conform to particular regulations and expectations applicable to Monex, including the requirements of the Tokyo Stock Exchange and Financial Services Agency of Japan (JFSA).

The information under items 1 and 2 (including Exhibit 99.1, Exhibit 99.2, Exhibit 99.3 and Exhibit 99.4) in this report is incorporated by reference into Coincheck Group’s Registration Statements on Form S-8 (File No. 333-286190) and Form F-3 (File No. 333-292562) and shall be a part thereof from the date on which such information is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
99.1	Press release relating to financial results of Coincheck Group N.V. for the fourth quarter and full fiscal year ended March 31, 2026, dated May 12, 2026.
99.2	Press release relating to the Transactions issued by Coincheck Group N.V., dated May 12, 2026.
99.3	Share Subscription and Investor Rights Agreement, by and between Coincheck Group N.V. and KDDI Corporation, dated as of May 12, 2026.
99.4	Registration Rights Agreement, by and between Coincheck Group N.V. and KDDI Corporation, dated as of May 12, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2026	COINCHECK GROUP N.V.

	By:	/s/ Jason Sandberg
		Name:	Jason Sandberg
		Title:	Chief Financial Officer

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